Opera Limited

1Gjerdrums vei 19, 0484 Oslo, Norway

July 24, 2018

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Barbara C. Jacobs, Assistant Director
Ms. Folake Ayoola, Special Counsel
Mr. Stephen Krikorian, Accountant Branch Chief
Mr. Ryan Rohn, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Opera Limited (CIK: 0001737450)

Registration Statement on Form F-1 (File No. 333-226017)

Registration Statement on Form 8-A (File No. 001-38588)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Opera Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Standard Time, on July 26, 2018, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

The Company understands that China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Inc., the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

OPERA LIMITED

By: /s/ Yahui Zhou
Name: Yahui Zhou
Title: Chief Executive Officer